

Amanda Mayo

Chief Gastronomic Officer

Greater Boston Area

Message · · ·

🍳 Just Add Cooking Inc.

🅱🅤 Boston University

📇 See contact info

👥 373 connections

Experience



Chief Gastronomic Officer
Just Add Cooking Inc.
Nov 2016 – Present · 1 yr 11 mos
Greater Boston Area



Lecturer
Boston University, Gastronomy Department
2012 – Present · 6 yrs
Boston, MA

Graduate Student, PhD American Studies
Boston University
Jun 2010 – Present · 8 yrs 4 mos



Chief Gastronomic Officer, Co-Founder
Pantry.
Nov 2014 – Aug 2016 · 1 yr 10 mos
Brookline, MA
Opening in summer 2015, Pantry is a new kind of grocery store. Our mission is to help our customers put the joy back into cooking by simplifying planning and shopping.



Tutor
Ariston International
2006 – 2010 · 4 yrs

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Education



Boston University
MA, Gastronomy
2005 – 2008
Activities and Societies: Association for the Study of Food and Society (ASFS)





University of Southern California

BA, Political Science

1997 – 2001

Activities and Societies: Phi Alpha Delta, CASA, Thematic Option



broken bow high school

1993 – 1997

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Skills & Endorsements

Grant Writing · 7

Blair Dreyfus and 6 connections have given endorsements for this skill

Editing · 7

Casey Riley and 6 connections have given endorsements for this skill

Research · 6

Casey Riley and 5 connections have given endorsements for this skill

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